Exhibit 10.26

January 5, 2004

Mr. James Zierick
31715 Sea Level Drive
Malibu, CA 90265

Dear Jim:

On behalf of Peregrine Systems, we are pleased to confirm your acceptance of our offer for the position of Sr. Vice President, Strategy and Corporate Development reporting to John Mutch, Chief Executive Officer, effective January 12, 2004.

Your starting salary will be $11,458.34 per semi-monthly pay period.  In addition, you will be eligible to participate in the Management Incentive Compensation Plan (MICP) with an annual target of $150,000.  This bonus is paid semi-annually, prorated from your hire date.

You will also be entitled to employment benefits offered to all employees, which currently include medical, dental, vision and group life insurance benefits, along with a 401(k) program.  In addition, during your first twelve (12) months of employment you will be provided a monthly housing allowance of $2,000, which will be grossed up to cover all applicable federal, state and local withholding taxes.

Subject to formal approval by the Compensation Committee of the Board of Directors, you will be granted an option to purchase up to 35,000 shares of Peregrine Systems, Inc. (PSI) common stock, subject to execution of this letter agreement and a stock option agreement consistent with the terms and conditions of the 2003 Equity Incentive Plan (the “Plan”).  The Option grant date will be the later of your employment date or the date of Compensation Committee approval.  The exercise price per share of the Options will be the fair market value of PSI’s common stock on the grant date as determined under the Plan, The right to exercise the Options will vest 25% after the first 12 months, and in 36 equal monthly installments thereafter.  Notwithstanding any provisions of the 2003 Equity Incentive Plan or the stock option grant agreement evidencing the Options to the contrary, if you have a Company-initiated Termination without Cause with twelve (12) months after the occurrence of a Change in Control (as defined in the 2003 Equity Incentive Plan), 100% of the portion of this Option which would otherwise be unvested as of the date of your Termination under the provisions set forth in the stock option grant agreement shall become vested as of the date of your Termination.

In compliance with the Immigration Control and Reform Act, this offer of employment is contingent upon your showing proof within three days of commencing work of eligibility and right to work in the United States.  Proof is comprised of original documents that establish your identity and your eligibility to work in this country.

Peregrine Systems is an “at-will” employer, and as such the employer/employee relationship is subject to termination at anytime by either party at any time with or without cause.  Your employment will not be effective until we receive an executed Invention and Non-Disclosure, and Arbitration Agreement (“INDA”), a copy of which is attached.  Additionally, this employment offer is contingent upon your execution and return of all employment documents as well as satisfactory reference and background checks.

Please confirm your acceptance by signing below and faxing a copy to Mary Lou O’Keefe, SVP Human Resources, at 858-794-5106.

Jim, we look forward to having you join the Peregrine Team and to your contributions to the success of Peregrine.

Sincerely,

/s/ John Mutch
John Mutch
Chief Executive Officer

I accept the position of Sr. Vice President, Strategy and Corporate Development, as described above. My start date will be January 12, 2004.

/s/ James Zierick	1/15/04
James Zierick	Date